news release

FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
February 10, 2005

Manulife Financial Corporation reports
record annual and quarterly results

2004 shareholders’ net income of $2.6 billion up 66 per cent over 2003
Strong performance drives record Q4 earnings of $759 million

TORONTO — Manulife Financial Corporation today reported 2004 shareholders’ net income of $2,564 million, an increase of 66 per cent over 2003. Earnings per share excluding integration costs were $3.78, 14 per cent higher than the $3.33 reported a year ago. Premiums and deposits for the full year were up 61 per cent and funds under management grew by 125 per cent to $347.7 billion as at December 31, 2004. The acquisition of John Hancock, strong sales growth and favourable equity markets drove these excellent results.

“This was a transformational year for Manulife Financial. The John Hancock transaction significantly expanded our North American business footprint, extended our distribution channels and brought the well-recognized John Hancock brand name to our U.S. operations. Our position in the Canadian marketplace and Asia was also noticeably strengthened. We remain committed to increasing shareholder value and to pursuing our vision of being the most professional life insurance company in the world,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial.

Manulife Financial’s fourth quarter 2004 results also reached record levels with:

•	Shareholders’ net income of $759 million, 77 per cent higher than the same period in 2003;

•	Total premiums and deposits of $14.2 billion, 73 per cent higher than the fourth quarter of 2003; and

•	Wealth management sales of $7.9 billion, 76 per cent higher than the year ago quarter.

The increase in fourth quarter earnings reflects the contribution from John Hancock, strong sales growth, improved profitability due to product restructuring and strong investment, credit and equity market performance. Compared to the third quarter of 2004, shareholders’ net income in the fourth quarter was dampened by the impact of a weakened U.S. dollar and integration costs.

“In our fourth quarter, very good progress was made on the integration of John Hancock and achieving targeted expense synergies. As well, credit results and equity markets continued to be favourable,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer.

Embedded Value
The Company’s embedded value for 2004 was $27.9 billion as at December 31, 2004, an increase of 81 per cent from one year ago. The majority of the increase was attributed to the acquisition of John Hancock. Excluding the impact of currency movements, the increase in embedded value was 10 per cent per share on a substantially increased shareholder base.

FINANCIAL PERFORMANCE

Financial Highlights
(unaudited)

	Quarterly Results			Year Ended
	4Q04	3Q04	4Q03	2004	2003
Shareholders’ Net Income (C$ millions)	759	717	428	2,564	1,546
Earnings per Common Share — excl. integration costs (C$)	0.99	0.91	0.92	3.78	3.33
Earnings per Common Share — reported (C$)	0.93	0.88	0.92	3.65	3.33
Return on Common Shareholders’ Equity (%, annualized)	13.0	12.0	19.1	13.7	17.7
Premiums & Deposits (C$ millions)	14,172	13,497	8,196	49,890	31,036
Funds under Management (C$ billions)	347.7	346.1	154.5

Net Income
Manulife Financial Corporation reported a 77 per cent increase in shareholders’ net income for the fourth quarter ended December 31, 2004, increasing to $759 million from $428 million in 2003. The significant increase reflected the acquisition of John Hancock as well as earnings growth from pre-merger Manulife businesses. Strong growth in the in force businesses, much more favourable mortality experience in U.S. Protection and the impact of equity market growth in the U.S. and Canadian wealth management businesses were partially offset by the weakening U.S. dollar, integration costs and the establishment of tsunami related provisions.

Fourth quarter earnings included a charge of $68 million ($44 million post tax) relating to integration expenses and provisions for tsunami related claims of $20 million ($13 million post tax). This quarter’s expenses were flat versus the third quarter after excluding the charges due to production related expenses and integration costs. As well, foreign exchange rates reduced this quarter’s earnings by $38 million versus third quarter, 2004.

For the year ended December 31, 2004, shareholders’ net income was $2,564 million, an increase of 66 per cent over 2003.

Earnings per Share and Return on Common Shareholders’ Equity
Fourth quarter earnings per share excluding integration costs were $0.99 or $0.93 as reported, compared to $0.92 in 2003. For the three months ended December 31, 2004, return on common shareholders’ equity was 13.0 per cent compared to 19.1 per cent for the same period in 2003 due to the larger capital base as a result of the John Hancock merger.

Excluding integration costs, earnings per share for the year increased by 14 per cent to $3.78 and return on common shareholders’ equity was 14.2 per cent compared to $3.33 and 17.7 per cent, respectively, in 2003.

OPERATING HIGHLIGHTS

In the fourth quarter, Manulife Financial continued its focus on expanding distribution, introducing new and innovative products and delivering superior customer service.

•	John Hancock integration activities continued ahead of schedule and the Company is on track to reach the increased expense synergy target run rate of US$325 million by the end of 2005. As of January 1st, all business lines in the United States are now operating under the well-known John Hancock brand. In addition the career agency system has been renamed the John Hancock Financial Network.

•	In the United States, Individual Life sales increased by a strong 23 per cent over the previous quarter. As well, we achieved record Wealth Management sales of US$4.2 billion with fourth quarter sales up across all business lines. Mutual funds sales increased 49 per cent over the previous quarter to US$1.3 billion. In a recent industry survey, John Hancock Funds received the highest ranking in 12 of 14 categories evaluating broker/dealer perceptions of the effectiveness of mutual fund companies. Also, in the 2004 DALBAR Financial Professional Program survey, our Annuities Division received numerous top ratings from the national wirehouse channel. We were ranked #1 in a number of key support categories and in respect of distributors’ willingness to recommend the company versus a competitor. Finally, we were deemed “2004 Best in Class” for these measures.

•	In Canada, The Manufacturers Life Insurance Company, The Maritime Life Assurance Company and MFC Insurance Company Limited successfully combined their current operations into a single Canadian life insurance organization under the name “The Manufacturers Life Insurance Company.” The combined companies will have a stronger market and financial position, while their streamlined structure is expected to reduce costs and simplify business operations.

•	Manulife-Sinochem, our joint venture in China, recently received new licenses to allow province-wide operations in Guangdong province. The Chinese regulators have also authorized the company to enter into the Group Life and Health and Pension businesses, further expanding our opportunities in this rapidly growing market.

•	Manulife Japan added to the bank distribution of Premiere, its investment annuity product, by launching sales at branches of UFJ Bank, Japan’s third largest retail banking network. Future expansion plans call for the distribution of our variable annuity products in UFJ Trust Bank and UFJ Tsubasa Securities. Manulife Japan is leveraging the solid marketing networks maintained by the Mitsubishi Tokyo Financial Group and the UFJ Group to deliver customers leading variable annuity offerings.

Premiums and Deposits
Premiums and deposits increased by 73 per cent to $14.2 billion in the fourth quarter of 2004 from $8.2 billion in 2003, primarily driven by the acquisition of the John Hancock businesses, growth in segregated fund deposits in U.S. Wealth Management and Japan, and increased mutual fund business.

Funds under Management
Funds under management increased by $193.2 billion to $347.7 billion in 2004 from $154.5 billion in 2003. The funds under management acquired from John Hancock at date of acquisition were $193.0 billion ($106.6 billion general funds, $31.0 billion segregated funds and $55.4 billion mutual and other funds). General fund assets increased by $94.7 billion to $169.1 billion at the end of 2004. Excluding the increase related to general fund asset values at the date of the merger, general fund assets declined by $12.0 billion, primarily due to the impact of a strengthening Canadian dollar and the scheduled maturities of institutional funds in the Guaranteed & Structured Financial Products Division. Segregated fund assets increased to $117.9 billion from $71.5 billion in 2003. After adjusting for the increase in funds acquired, segregated fund assets increased by 21 per cent, reflecting the impact of solid equity market appreciation, growth in net policyholder cash flows in the U.S. 401(k) products and variable annuities in the U.S. and Japan, partially offset by the impact of a strengthening Canadian dollar.

Capital
Total capital was $28.1 billion as at December 31, 2004 compared to $12.1 billion a year ago. This increase was primarily the result of the acquisition of John Hancock and net income in the year, partially offset by shareholder dividends and the negative impact of a strengthened Canadian dollar.

Normal Course Issuer Bid
The Toronto Stock Exchange has accepted the filing by Manulife Financial Corporation of notice of intention to make a normal course issuer bid permitting the purchase of up to 55 million common shares, representing approximately 6.8 per cent of Manulife Financial’s 803 million outstanding common shares. Manulife Financial has received insurance regulatory approval to purchase up to $3 billion of its common shares. Purchases under the bid will be made through the facilities of the Toronto Stock Exchange at market prices prevailing at the time of purchase. The bid period commenced on November 9, 2004 and will expire on November 8, 2005 or such earlier date as Manulife Financial completes purchases pursuant to the notice. Any common shares acquired by Manulife Financial will be cancelled.

Under the current normal course issuer bid, Manulife Financial has purchased 6,700,500 common shares at an average price of $53.98 as of January 30, 2005. Under its previous normal course issuer bid, Manulife Financial purchased a total of 4,203,700 common shares at an average price of $50.33 per share.

Quarterly Dividends
The Board of Directors approved a quarterly shareholders’ dividend of $0.26 per share on the common shares of the Company, payable on or after March 19, 2005 to shareholders of record at the close of business on February 22, 2005. A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of Manulife Financial Corporation, payable on or after March 19, 2005 to shareholders of record at the close of business on February 22, 2005. A dividend of $0.38125 per share was also declared on the Non-cumulative Class A Shares Series 6 of The Manufacturers Life Insurance Company, payable on or after March 31, 2005 to shareholders of record at the close of business on March 15, 2005.

PERFORMANCE BY DIVISION

U.S. Protection Division

Canadian dollars	Quarterly Results			Year Ended
	4Q04	3Q04	4Q03	2004	2003
Shareholders’ Net Income (millions)	149	112	58	467	275
Premiums & Deposits (millions)	1,820	1,823	674	5,816	2,460
Funds under Management (billions)	57.1	58.0	17.7

U.S. dollars	Quarterly Results			Year Ended
	4Q04	3Q04	4Q03	2004	2003
Shareholders’ Net Income (millions)	122	86	44	361	196
Premiums & Deposits (millions)	1,492	1,395	512	4,501	1,762
Funds under Management (billions)	47.4	45.9	13.7

•	U.S. Protection’s 2004 fourth quarter net income of $149 million increased from the $58 million reported in the fourth quarter of 2003. Year-to-date net income was $467 million as compared to $275 million reported in 2003. This quarter’s earnings reflected the addition of John Hancock’s individual insurance and long-term care operations. The earnings also reflected excellent mortality experience, strong business growth, tight expense management and improved investment results, partially offset by the impact of a strengthened Canadian dollar.

•	Premiums and deposits of $1.8 billion for the quarter increased significantly from $674 million in the fourth quarter of 2003, driven by the acquisition of John Hancock’s individual insurance and long-term care businesses and the continued popularity of the individual insurance Universal Life products, partially offset by the impact of a strengthened Canadian dollar.

•	On a Canadian dollar basis, funds under management of $57.1 billion were significantly higher than the $17.7 billion reported in 2003. The increase was driven by the April addition of $42.2 billion (US$30.8 billion) of assets from John Hancock businesses, growth in Individual Insurance’s Universal Life product line and, as well due to the impact of improved equity markets.

U.S. Wealth Management Division

Canadian dollars	Quarterly Results			Year Ended
	4Q04	3Q04	4Q03	2004	2003
Shareholders’ Net Income (millions)	116	119	59	397	180
Premiums & Deposits (millions)	6,237	5,744	3,950	23,091	15,377
Funds under Management (billions)	129.0	125.0	61.6

U.S. dollars	Quarterly Results			Year Ended
	4Q04	3Q04	4Q03	2004	2003
Shareholders’ Net Income (millions)	94	91	45	306	130
Premiums & Deposits (millions)	5,113	4,392	3,002	17,789	10,987
Funds under Management (billions)	107.2	98.9	47.6

•	U.S. Wealth Management Division’s net income for the fourth quarter of 2004 was $116 million, almost double the $59 million reported in the prior year quarter. Full year net income was $397 million compared to $180 million in 2003. Higher earnings for the fourth quarter were principally due to the addition of John Hancock’s annuity and mutual fund operations. Earnings were also favourably influenced by business growth as well as the impact of equity market appreciation on fee income and segregated fund guarantees. Offsetting this were reduced investment gains on the fixed annuity business when compared to strong prior year results, unfavourable mortality experience and the impact of a strengthened Canadian dollar.

•	Premiums and deposits for the quarter of $6.2 billion were considerably higher than the $3.9 billion reported in the fourth quarter of 2003, mainly due to the addition of the John Hancock operations and strong growth in the variable annuity and 401(k) pension businesses. Annuities’ premiums and deposits increased by 48 per cent on a U.S. dollar basis, reflecting continued strong market interest in the guaranteed minimum withdrawal benefit rider introduced in late 2003 and the addition of John Hancock’s fixed annuity business. Premiums and deposits in Group Pensions grew by 12 per cent on a U.S. dollar basis, driven by the impact of higher recurring deposits from the growing block of in force participants. Deposits in John Hancock Mutual Funds of $1.6 billion were primarily from sales of retail mutual funds.

•	As at December 31, 2004, funds under management of $129.0 billion were twice the $61.6 billion reported in 2003. General fund invested assets of $20.8 billion have increased from the $6.4 billion reported in 2003 principally as a result of the addition of John Hancock fixed annuity assets. On a U.S. dollar basis, segregated funds under management grew by 43 per cent due to strong variable annuity and 401(k) net policyholder cash flows, the addition of John Hancock annuity assets of US$5.0 billion, and the favourable influence of improved equity markets. Mutual and other fund assets have increased dramatically mainly due to the inclusion of John Hancock’s mutual fund operations.

Canadian Division

Canadian dollars	Quarterly Results			Year Ended
	4Q04	3Q04	4Q03	2004	2003
Shareholders’ Net Income (millions)	175	165	147	614	497
Premiums & Deposits (millions)	3,212	2,976	2,072	11,058	7,140
Funds under Management (billions)	60.6	57.7	39.3

•	Canadian Division shareholders’ net income increased by 19 per cent to $175 million in the fourth quarter from the $147 million reported in the fourth quarter of 2003. 2004 shareholders’ earnings of $614 million were up 24 per cent compared to 2003. The increase in this quarter’s earnings was primarily attributable to the addition of John Hancock’s Maritime Life business as well as growth in the in force business, partially offset by less favourable investment returns when compared to the excellent result in 2003.

•	Premiums and deposits for the quarter were $3.2 billion, up 55 per cent over the $2.1 billion in the same quarter last year. The Group Life & Health and Pensions, Individual Life and Individual Wealth Management businesses showed growth of 55 per cent, 58 per cent and 54 per cent over the fourth quarter of 2003, respectively. The Division’s increase in premiums and deposits reflects the contribution from Maritime Life businesses and higher sales in Individual Wealth Management of segregated fund and mutual fund products. Growth of the in force Group Life and Health block also contributed to the higher volume of premiums and deposits.

•	Funds under management as at December 31, 2004 were $60.6 billion, an increase of $21.2 billion, or 54 per cent over 2003. This increase reflects the $15.9 billion acquired with the Maritime Life businesses in April. In addition, investment gains, positive net policyholder cash flows of both segregated and mutual funds in Individual Wealth Management and growth in Manulife Bank loan volumes contributed to the increase.

•	During the quarter, the Company completed a reorganization whereby The Manufacturers Life Insurance Company amalgamated with The Maritime Life Assurance Company and MFC Insurance Company Limited. The combined company creates a single Canadian life insurance organization under the name “The Manufacturers Life Insurance Company,” effective December 30, 2004, and has received the required government regulatory approvals, as well as the assent of the voting policyholders and shareholders of each company.

Asian Division

Canadian dollars		Quarterly Results		Year Ended
	4Q04	3Q04	4Q03	2004	2003
Shareholders’ Net Income (millions)	80	89	100	324	319
Premiums & Deposits (millions)	1,268	968	889	4,242	3,424
Funds under Management (billions)	16.4	15.4	13.1

U.S. dollars	Quarterly Results			Year Ended
	4Q04	3Q04	4Q03	2004	2003
Shareholders’ Net Income (millions)	66	68	76	250	230
Premiums & Deposits (millions)	1,037	742	675	3,278	2,458
Funds under Management (billions)	13.6	12.2	10.2

•	Asian Division’s shareholders’ net income of $80 million in the fourth quarter of 2004 was 20 per cent lower than last year on a Canadian dollar basis or 13 per cent lower on a U.S. dollar basis. Shareholders’ net income for the year ended December 31, 2004 was $324 million, up slightly from the $319 million in 2003. On a U.S. dollar basis, 2004 shareholders’ earnings grew by nine per cent over 2003. The decrease in the fourth quarter’s earnings from 2003 was primarily due to a provision established to cover the Company’s exposure to the tsunamis that devastated the South Asian region. In addition, contributions from the John Hancock businesses in the quarter were more than offset by the regulatory approved transfer of non-participating assets from Singapore’s participating fund that occurred in 2003. A similar but smaller transfer took place in 2004 for the John Hancock business in Singapore.

•	Total premiums and deposits were $1.3 billion in the fourth quarter of 2004 and increased by 43 per cent from last year, 54 per cent on a U.S. dollar basis. This growth was driven by higher mutual fund deposits in Indonesia, increased segregated fund deposits in the Hong Kong wealth management businesses and greater renewal premiums in Hong Kong Insurance and Singapore.

•	Funds under management increased by 25 per cent to $16.4 billion as at December 31, 2004 from $13.1 billion in 2003. On a U.S. dollar basis, funds under management increased by 34 per cent primarily due to increases in Hong Kong, Singapore and Indonesia. Growth in Hong Kong reflected increased business volumes in the Insurance, Mandatory Provident Fund and mutual fund businesses, and also reflected the impact of equity market value appreciation. Growth in Singapore was driven by the integration of the John Hancock business as well as by organic growth, while Indonesia was buoyed by substantial mutual fund deposits.

Japan Division

Canadian dollars	Quarterly Results			Year Ended
	4Q04	3Q04	4Q03	2004	2003
Shareholders’ Net Income (millions)	40	39	28	165	106
Premiums & Deposits (millions)	962	1,321	420	3,499	1,899
Funds under Management (billions)	11.7	11.1	10.9

•	Japan Division’s earnings increased by 43 per cent to $40 million in the fourth quarter of 2004, up from $28 million in the fourth quarter of 2003. Year-to-date net income increased by 56 per cent to $165 million from $106 million in 2003. The significant increase in this quarter’s earnings was a result of higher earnings on in force business attributable to sales of universal life and variable annuity products. In addition, improved claims experience and lower expenses reflecting both the field and head office restructuring completed late last year and changes to agent compensation implemented this year contributed to the increase in net income.

•	Premiums and deposits increased by 129 per cent in the fourth quarter to $962 million compared to the same quarter of 2003. Sales of Premiere, a variable annuity product sold through Mitsubishi Tokyo Financial Group and growth in universal life premiums for the ManuMed and ManuFlex products, more than offset lower renewal premiums from the policies acquired from Daihyaku.

•	Funds under management increased to $11.7 billion as at December 31, 2004, up $867 million compared to $10.9 billion as at December 31, 2003. Positive net policyholder cash flows from sales of variable annuity and universal life products were partially offset by maturities and lapses of policies acquired from Daihyaku and the impact of depreciation of the Japanese Yen.

Reinsurance Division

Canadian dollars	Quarterly Results			Year Ended
	4Q04	3Q04	4Q03	2004	2003
Shareholders’ Net Income (millions)	66	66	67	232	216
Premiums (millions)	263	296	191	982	736

U.S. dollars	Quarterly Results			Year Ended
	4Q04	3Q04	4Q03	2004	2003
Shareholders’ Net Income (millions)	54	51	51	179	155
Premiums (millions)	215	226	145	756	527

•	Reinsurance Division reported net income of $66 million in the fourth quarter of 2004, virtually unchanged from the $67 million reported in the fourth quarter of 2003. On a U.S. dollar basis, net income in the quarter increased by six per cent from the fourth quarter of 2003. Full year earnings increased to $232 million from $216 million in 2003 despite the unfavourable impact of the weakened U.S. dollar. The small decrease in the quarter’s earnings compared to the previous year was due to exceptionally strong 2003 fourth quarter results for Property and Casualty Reinsurance and the impact in the current quarter of the weakened U.S. dollar, largely offset by improved mortality experience in Life Reinsurance and favourable contributions from the new International Group Program business of John Hancock.

•	Premiums of $263 million were $72 million or 38 per cent higher than in the fourth quarter of 2003. The International Group Program business contributed very favourably to the Division’s increase in premiums over 2003, while Property and Casualty Reinsurance premiums decreased as a result of the non-renewal of certain contracts. Premiums in the quarter were also unfavourably impacted by the weakened U.S. dollar.

Guaranteed & Structured Financial Products Division

Canadian dollars	Quarterly Results		Year Ended
	4Q04	3Q04	2004
Shareholders’ Net Income (millions)	82	73	212
Premiums & Deposits (millions)	410	361	1,087
Funds under Management (billions)	40.3	43.6

U.S. dollars	Quarterly Results		Year Ended
	4Q04	3Q04	2004
Shareholders’ Net Income (millions)	67	56	165
Premiums & Deposits (millions)	336	276	845
Funds under Management (billions)	33.5	34.5

•	The Guaranteed and Structured Financial Products Division, acquired in April, contributed $82 million to earnings in the fourth quarter. Year-to-date net income since acquisition was $212 million.

•	Premiums and deposits were $410 million for the quarter, up 14 per cent from the third quarter, primarily attributable to sales of retail products.

•	Since April 28, 2004, funds under management have declined as scheduled maturities of institutional funds have outpaced sales during the period. As a result of historically tight market spreads and strict adherence to the Company’s pricing discipline, G&SFP curtailed sales of some institutional products and dramatically reduced sales of other products. Funds under management of $40.3 billion were down eight per cent from the third quarter.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$348 billion (US$289 billion) as at December 31, 2004.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:

Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET February 10, 2005. For local and international locations, please call (416) 695-5261 and toll free in North America please call (877) 888-4210. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available at 6:00 p.m. ET February 10, 2005 until midnight ET, February 17, 2004 by calling (416) 695-6230 (passcode #5610).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET February 10, 2005. You may access the webcast at: www.manulife.com/QuarterlyReports. An archived version of the webcast will be available later on the website at the same URL as above.

The Fourth Quarter 2004 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/QuarterlyReports. Each of these documents may be downloaded before the webcast begins.

Forward-Looking Statements
This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

Media inquiries:	Investor Relations:

Peter Fuchs	Craig Bromley
(416) 926-6103	1-800-795-9767
peter_fuchs@manulife.com	investor_relations@manulife.com

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	For the three months ended			As at and for the year ended
	December 31			December 31
	2004	2003	% Change	2004	2003	% Change

Net income	$764	$416	84	$2,565	$1,536	67
Less: net income (loss) attributed to participating policyholders	5	(12)	N/A	1	(10)	N/A

Net income attributed to shareholders	$759	$428	77	$2,564	$1,546	66
Preferred share dividends	3	3	N/A	14	7	N/A

Net income available to common shareholders	$756	$425	78	$2,550	$1,539	66

Premiums and deposits:
Life and health insurance premiums	$3,714	$2,204	69	$12,934	$8,240	57
Annuity and pension premiums	985	$439	124	3,353	$2,300	46
Segregated funds deposits	6,477	$4,778	36	25,104	$17,687	42
Mutual fund deposits	2,169	$422	414	5,809	$1,576	269
ASO premium equivalents	527	$229	130	1,710	$883	94
Other fund deposits	300	$124	142	980	$350	180

Total premiums and deposits	$14,172	$8,196	73	$49,890	$31,036	61

Funds under management:
General fund				$169,142	$74,465	127
Segregated funds				117,890	$71,464	65
Mutual funds				34,474	$3,360	N/A
Other funds				26,171	$5,238	400

Total funds under management				$347,677	$154,527	125

Capitalization:
Long-term debt				$2,948	$1,123	163
Non-controlling interest in subsidiaries				1,043	1,037	1
Trust preferred securities issued by subsidiaries				606	650	(7)
Preferred shares issued by a subsidiary				93	—	N/A
Equity
Participating policyholders’ equity				150	82	83
Shareholders’ equity
Preferred shares				344	344	—
Common shares				14,646	599	N/A
Contributed surplus				102	14	N/A
Retained earnings and currency translation account				8,203	8,219	(0)

Total capital				$28,135	$12,068	133

Selected key performance measures:
Basic earnings per common share	$0.93	$0.92		$3.65	$3.33
Diluted earnings per common share	$0.92	$0.91		$3.62	$3.31
Return on common shareholders’ equity (annualized)	13.0%	19.1%		13.7%	17.7%
Book value per common share				$28.42	$19.09
Common shares outstanding (in millions)
End of period				808	463
Weighted average — basic	810	463		698	463
Weighted average — diluted	818	466		704	466

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)

	For the three months ended		For the year ended
	December 31		December 31
	2004	2003	2004		2003

Revenue
Premium income	$4,699	$2,643	$16,287		$10,540
Net investment income	2,378	1,127	7,823		4,419
Other revenue	915	426	3,040		1,547

Total revenue	$7,992	$4,196	$27,150		$16,506

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,427	$848	$4,778		$3,109
Maturity and surrender benefits	2,686	779	8,659		3,200
Annuity payments	910	335	2,828		1,268
Policyholder dividends and experience rating refunds	441	229	1,391		889
Net transfers to segregated funds	116	258	507		865
Change in actuarial liabilities	(595)	171	(1,137)	*	1,147
General expenses	988	528	3,233		2,011
Commissions	729	462	2,609		1,678
Interest expense	157	63	494		253
Premium taxes	65	32	208		119
Non-controlling interest in subsidiaries	28	(1)	87		57
Trust preferred securities issued by subsidiaries	12	13	54		58

Total policy benefits and expenses	$6,964	$3,717	$23,711		$14,654

Income before income taxes	$1,028	$479	$3,439		$1,852
Income taxes	(264)	(63)	(874)		(316)

Net income	$764	$416	$2,565		$1,536
Less: net income (loss) attributed to participating policyholders	5	(12)	1		(10)

Net income attributed to shareholders	$759	$428	$2,564		$1,546
Preferred share dividends	3	3	14		7

Net income available to common shareholders	$756	$425	$2,550		$1,539

Basic earnings per common share	$0.93	$0.92	$3.65		$3.33
Diluted earnings per common share	$0.92	$0.91	$3.62		$3.31

*	Includes $1.5 billion of benefits and withdrawals from G&SFP.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)

	As at December 31
Assets	2004	2003

Invested assets
Bonds	$106,612	$42,216
Mortgages	28,684	10,401
Stocks	7,805	5,866
Real estate	4,669	3,962
Policy loans	6,743	4,348
Cash and short-term investments	8,517	5,877
Bank loans	1,391	934
Other investments	4,721	861

Total invested assets	$169,142	$74,465

Other assets
Accrued investment income	$1,777	$914
Outstanding premiums	549	490
Goodwill	7,332	589
Intangible assets	1,806	—
Miscellaneous	3,640	1,058

Total other assets	$15,104	$3,051

Total assets	$184,246	$77,516

Segregated funds net assets	$117,890	$71,464

Liabilities and equity

Actuarial liabilities	$130,608	$51,647
Benefits payable and provision for unreported claims	1,933	2,083
Policyholder amounts on deposit	4,869	2,499
Deferred realized net gains	3,667	3,293
Bank deposits	4,373	2,550
Consumer notes	2,881	—
Other liabilities	7,780	3,376

	$156,111	$65,448

Long-term debt	2,948	1,123
Non-controlling interest in subsidiaries	1,043	1,037
Trust preferred securities issued by subsidiaries	606	650
Preferred shares issued by a subsidiary	93	—
Equity
Participating policyholders’ equity	150	82
Shareholders’ equity
Preferred shares	344	344
Common shares	14,646	599
Contributed surplus	102	14
Retained earnings and currency translation account	8,203	8,219

Total equity	$23,445	$9,258

Total liabilities and equity	$184,246	$77,516

Segregated funds net liabilities	$117,890	$71,464

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the year ended December 31, 2004
	U.S.	U.S.	Canadian	Asian	Japan	Reinsurance	Guaranteed &	Corporate
	Protection	Wealth					Structured	and
Premiums and deposits		Management					Financial Products	Other	Total

General fund premiums	$4,710	$1,344	$5,259	$1,831	$1,105	$982	$1,056	$—	$16,287
Segregated fund deposits	1,106	17,145	3,116	1,197	2,394	—	31	115	25,104
Mutual fund deposits	—	3,622	973	1,214	—	—	—	—	5,809
ASO premium equivalents	—	—	1,710	—	—	—	—	—	1,710
Other fund deposits		980	—	—	—	—	—	—	980

Total	$5,816	$23,091	$11,058	$4,242	$3,499	$982	$1,087	$115	$49,890

Net income	$467	$397	$617	$322	$165	$232	$212	$153	$2,565

Funds under management	As at December 31, 2004

General fund	$46,148	$20,836	$38,787	$7,799	$8,336	$2,939	$35,302	$8,995	$169,142
Segregated funds	10,953	72,186	19,422	4,498	3,412	—	4,965	2,454	117,890
Mutual funds	—	30,140	2,348	1,986	—	—	—	—	34,474
Other funds	—	5,874	—	2,078	—	—	—	18,219	26,171

Total	$57,101	$129,036	$60,557	$16,361	$11,748	$2,939	$40,267	$29,668	$347,677

	For the year ended December 31, 2003
	U.S.	U.S.	Canadian	Asian	Japan	Reinsurance	Guaranteed &	Corporate
	Protection	Wealth					Structured	and
Premiums and deposits		Management					Financial Products	Other	Total

General fund premiums	$2,100	$1,373	$3,516	$1,583	$1,232	$736	$—	$—	$10,540
Segregated fund deposits	360	13,654	1,993	1,013	667	—	—	—	17,687
Mutual fund deposits	—	—	748	828	—	—	—	—	1,576
ASO premium equivalents	—	—	883	—	—	—	—	—	883
Other fund deposits	—	350	—	—	—	—	—	—	350

Total	$2,460	$15,377	$7,140	$3,424	$1,899	$736	$—	$—	$31,036

Net income (loss)	$275	$180	$495	$311	$106	$216	$—	$(47)	$1,536

Funds under management	As at December 31, 2003

General fund	$15,747	$6,418	$26,904	$6,145	$9,781	$3,212	$—	$6,258	$74,465
Segregated funds	1,997	54,245	10,702	3,420	1,100	—	—	—	71,464
Mutual funds	—	—	1,739	1,621	—	—	—	—	3,360
Other funds	—	903	—	1,947	—	—	—	2,388	5,238

Total	$17,744	$61,566	$39,345	$13,133	$10,881	$3,212	$—	$8,646	$154,527

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period’s presentation.